UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 9, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

On August 8, 2007, Seaspan Corporation (the “Company”) entered into a credit agreement (the “Agreement”) with DnB NOR Bank ASA, Credit Suisse, the Export-Import Bank of China, Industrial and Commercial Bank of China Limited and Sumitomo Mitsui Banking Corporation, Brussels Branch as mandated lead arrangers, and DnB NOR Bank ASA as sole bookrunner and facility agent, for the provision of a secured reducing revolving $920 million credit facility (the “Facility”).

The proceeds of the Facility may be used by the Company to finance the construction of two of the Company’s 2500 TEU vessels under construction by Jiangsu Yangzijiang Shipbuilding Co., Ltd., four of the Company’s 4250 TEU vessels under construction by Jiangsu New Yangzi Shipbuilding Co., Ltd. and the Company’s eight 8500 TEU vessels under construction by Hyundai Heavy Industries Co., Ltd. After delivery of the Vessels, the Company may use the Facility for general corporate purposes. Each of the two 2500 TEU vessels, the four 4250 TEU vessels and the eight 8500 TEU vessels described above are individually referred to herein as a “Vessel” and are collectively referred to as the “Vessels.”

The final maturity date for the Facility is the earlier of the twelfth anniversary of the delivery date of the last Vessel delivered and December 31, 2022. The Company’s obligations under the Agreement will be secured by, among other things, assignments of ship building contracts and refund guarantees for the Vessels, assignments of time charters, earnings and any charter guarantee for the Vessels, assignments of insurances for the Vessels, mortgages of the Vessels and an assignment of a management agreement for the Vessels.

Under the Facility, the Company may borrow up to the lesser of $920 million and 65% of the Vessel Delivered Costs (as defined in the Agreement) provided that amounts borrowed in respect of Vessel Delivered Costs that are not covered by the amount of the refund guarantees for the Vessels may not exceed $1,250,000 per Vessel. The Facility will be proportionately reduced to the extent that not all Vessels are delivered to the Company by June 30, 2011. Commencing on the earlier of 36 months after the delivery date of the last Vessel and June 30, 2014, the Facility will reduce by eighteen consecutive semi-annual reductions in the amounts and on the dates set out in a schedule to the Agreement, and on each such date the Company must prepay the amount of the outstanding loan that exceeds the amount of the reduced Facility. The outstanding loans under the Facility must be paid in full by the final maturity date.

The Company may prepay all loans at any time without penalty, other than breakage costs in certain circumstances. Amounts prepaid voluntarily may be re-borrowed up to the amount of the Facility, subject to the required reductions in the Facility. The Company will be required to prepay a portion of the outstanding loans in certain circumstances, including the sale or loss of a Vessel or the cancellation of a ship building contract where the Company elects not to substitute another vessel within the time period and on the terms set out in the Agreement. The Company may also remove a Vessel from the Facility upon prepayment of the relevant portion of the outstanding loans and substitute another vessel within the time period prescribed and on the terms set out in the Agreement. Amounts prepaid in the circumstance of a sale, loss or removal of a Vessel or cancellation of a ship building contract may only be re-borrowed in certain limited circumstances.

The Agreement requires payment of interest on the outstanding loans at a rate calculated as LIBOR plus 0.5% per annum. The Agreement also requires payment of a commitment fee of 0.20% per annum calculated on the undrawn, uncancelled portion of the Facility. Prior to delivery of a Vessel, interest and commitment fees associated with the loans for a Vessel may be capitalized and added to the outstanding loans.

In addition to the security granted by the Company to secure the Facility, the Company is also subject to other customary conditions precedent before it may borrow under the Facility including, but not limited to, that no event of default is outstanding and that there has been no material adverse change in the ability of the Company to make all required payments under the Agreement. The Company is also subject to certain conditions subsequent to drawing including, but not limited to, registration of certain refund guarantees with applicable authorities in the People’s Republic of China. In addition, the Facility contains various covenants limiting the Company’s ability to, among other things:

•	allow liens to be placed on the collateral securing the Facility;

•	enter into mergers with other entities;

•	conduct material transactions with affiliates; or

•	change the flag, class or management of the collateral vessels.

The Agreement also contains certain financial covenants including, but not limited to, those that require the Company to maintain:

•	a Tangible Net Worth (as defined in the Agreement) in excess of $450,000,000;

•	Total Borrowings (as defined in the Agreement) at less than 65% of the Total Assets (as defined in the Agreement);

•	cash on hand and cash equivalents of $25,000,000 if at any time more than 50% of the collateral vessels are subject to time charters having a remaining term of one year or less;

•	a Net Interest Coverage Ratio (as defined in the Agreement) of 2.50 to 1.00; and

•	an Interest and Principal Coverage Ratio (as defined in the Agreement) greater than or equal to 1.1 to 1.0.

The Agreement contains customary events of default including, but not limited to, non-payment of principal or interest, breach of covenants, material inaccuracy of representations, default under other material indebtedness and bankruptcy.

The description of the Agreement and the Facility are qualified in their entirety by reference to the Agreement itself, the form of which is incorporated by reference herein and included as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 9, 2007	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

The following documents are filed with reference to and hereby incorporated by reference into this report on Form 6-K.

99.1	Reducing Revolving Credit Facility Agreement, dated August 8, 2007, among Seaspan, DnB Nor Bank ASA and the certain banks and financial institutions listed on the signature pages thereto.